[ELECTRONIC ARTS LETTERHEAD]

November 7, 2005

Craig Wilson, CPA

Melissa N. Rocha, CPA

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549-0406

Re:	Electronic Arts Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005 File No. 000-17948

Dear Mr. Wilson and Ms. Rocha:

We are submitting this letter in response to the Staff’s comment letter dated September 29, 2005 concerning the filings listed above. The numbering of the paragraphs below corresponds to the numbering of the Staff’s September 29, 2005 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for Fiscal Year Ended March 31. 2005

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2005 to Fiscal 2004

Cost of Goods Sold, page 29

1.	You disclose on page 29 that you have incurred costs related to non-recurring rebates. Explain to us the nature of these rebates, why you believe they are non-recurring, how you have accounted for these customer incentive programs and how your accounting complies with EITF 01-09.

We respectfully advise the Staff that the non-recurring rebates discussed on page 29 refer to incentive rebates we received from a platform licensor/manufacturer (the “vendor”) in fiscal 2004 for releasing games on the vendor’s game platform. We considered these rebates to be non-recurring because the related agreement with the vendor was for a one-year term, which ended on April 2004 and was not renewed. The fact that we did not receive similar rebates from the vendor in fiscal 2005 was a contributing factor to the increase in our cost of goods sold as a percentage of total net revenue in fiscal 2005. We believe that EITF Issue No. 01-09 was not applicable to the non-recurring rebates we received from our vendor; however, EITF Issue No. 02-16, Accounting by a Customer for Certain Consideration Received from a Vendor, was applicable. Because we were contractually obligated to source our inventory of these games from the vendor, we recognized these non-recurring rebates as a reduction to cost of goods sold.

Electronic Arts Inc.

November 7, 2005

Note 1 Description of Business and Summary of Significant Accounting Policies

(k) Revenue Recognition. page 67

2.	We note that approximately 10% of revenues and 13.5% of accounts receivable for fiscal 2005 are from Pinnacle, your largest indirect sales relationship. You disclose on page 11 that Pinnacle holds product on consignment until shipment to the retailer. Tell us how you are accounting for consignment sales and how you considered Question 2 of SAB Topic 13:A:2.

We respectfully advise the Staff that, according to our agreement with Pinnacle, title to our products does not pass from EA to Pinnacle until the products are shipped to the retailer. In accordance with the response to Question 2 of SAB Topic 13:A:2, we do not recognize revenue until the sale to the retailer has occurred and title has transferred to the retailer (i.e., we recognize revenue on Pinnacle sales on a “sell-through” basis). We will clarify our accounting for consignment sales in future periods during which such sales represent a significant portion of our net revenue or accounts receivable.

3.	We note that in your quarter ended March 31, 2005 you incurred higher actual returns and price protection than you had anticipated and do not anticipate accepting returns or price protection on unsold product in the distribution channels existing at March 31, 2005. Provide us with the following information for product returns you have accepted and price protection granted:

•	Quantify the amount of returns accepted and price protection granted during each period presented and how they impacted operations.

•	How historical returns and price protection have compared to your estimated allowances.

•	Explain how the amount of future returns can be reasonably estimated and the period of time you have accepted returns after product sale. Tell us how you have considered the factors in paragraph 8 of SFAS 48.

•	Describe the terms of your price protection provisions, explain to us how you account for price protection arrangements and reference the guidance that supports your accounting.

•	Quantify the anticipated impact on operations of not accepting any returns of product in the distribution channel at March 31, 2005. Explain to us the contractual basis for non-acceptance of returns.

We respectfully refer the Staff to the Critical Accounting Policy, Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves, on page 24 of our Form 10-K in which we disclosed that we did “not intend to accept sales returns or provide price protection on unsold product in our distribution channels existing as of March 31, 2005 in amounts in excess of our March 31, 2005 allowances” (emphasis added). Thus, although we did intend to accept sales returns and provide price protection on unsold product existing in our distribution channels as of March 31, 2005, we did not intend to do so in excess of our March 31, 2005 allowances. As of the date of this response, we

Electronic Arts Inc.

November 7, 2005

have not accepted sales returns or provided price protection in excess of our March 31, 2005 allowances.

The following table sets forth certain information regarding our historical price protection and sales return reserves (in millions):

	Year Ended March 31,
	2000	2001	2002	2003	2004	2005
Beginning Price Protection Reserve	$26.8	$23.7	$33.5	$39.8	$57.6	$46.6
Price Protection Accrual	53.0	66.7	53.9	121.5	84.8	146.7
Price Protection Usage	(56.1)	(56.9)	(47.6)	(103.7)	(95.8)	(146.2)

Ending Price Protection Reserve	$23.7	$33.5	$39.8	$57.6	$46.6	$47.1

Price Protection Accrual as a % of Gross Revenue*	3.3%	4.4%	2.8%	4.3%	2.6%	4.1%
Beginning Sales Return Reserve	$36.5	$29.0	$40.3	$59.6	$88.8	$95.3
Sales Return Accrual	120.2	138.1	123.7	201.4	215.8	313.9
Sales Return Usage	(127.7)	(126.8)	(104.4)	(172.2)	(215.7)	(313.9)
Translation effect	**	**	**	**	6.4	5.9

Ending Sales Return Reserve	$29.0	$40.3	$59.6	$88.8	$95.3	$101.2

Sales Return Accrual as a % of Gross Revenue*	7.5%	9.0%	6.5%	7.2%	6.6%	8.7%
Gross Revenue*	$1,593.2	$1,527.1	$1,902.4	$2,805.1	$3,257.6	$3,589.3

*	We define Gross Revenue as Net Revenue plus Price Protection and Sales Return Accruals

**	Information not available and not believed to be significant

We believe the sales return and price protection activity set forth above indicates that the difference between our historical estimates (accruals) and actual grants (usage) has not been significant.

During the fourth quarter of fiscal 2005, we accepted higher actual returns and granted more price protection than we anticipated we would at the end of the third quarter of fiscal 2005 primarily due to (i) the unexpected impact that PS2 hardware shortages during the holiday season (our fiscal third quarter) had on our fourth quarter sales, and (ii) titles that were released in the third quarter performing below our expectations in the fourth quarter. Based on the reasons discussed below (including the accuracy of our historical estimates and our more than 15 years of experience in the video game industry), as well as our experience during the fourth quarter of fiscal 2005, we believe that we are able to reasonably estimate sales return and price protection allowances.

•	Explain how the amount of future returns can be reasonably estimated and the

Electronic Arts Inc.

November 7, 2005

period of time you have accepted returns after product sale. Tell us how you have considered the factors in paragraph 8 of SFAS 48.

Sales returns typically occur four to six months from the date of sale in various territories. We typically review actual returns evidenced in the prior four quarters and apply that historic rate as an estimate for current quarter returns.

We believe that we can continue to make reasonable estimates of the amount of future returns and have considered the factors in paragraph 8 of SFAS 48 as follows:

a.	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

The technological obsolescence of video games is determined by the technological obsolescence of the corresponding console on which they are played (e.g., Playstation 2, Microsoft Xbox, Nintendo GameCube). The console life-cycle for the past two generations of consoles has been approximately five years. We are typically aware of transitions to the next generation of consoles well in advance and are therefore able to phase-out games for older consoles. Based on our extensive experience of selling hundreds of separate products into retail distribution channels, we are generally able to estimate demand for our products within the first 30 days of their release into the market. If the sell-through data is not comparing favorably to our estimates, we may adjust our reserves accordingly.

b.	Relatively long periods in which a particular product may be returned.

Products are typically returned within 4 to 6 months from the date of sale, which we do not consider to be a long period of time. As previously discussed, we have tracked historical return rates over an extended period of time for hundreds of products. With respect to substantially all of our customers, we are under no contractual or legal obligation to accept product returns.

c.	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with customers.

We have over 15 years of experience selling video games. Our marketing policies and relationships with customers have not changed significantly in recent years.

d.	Absence of a large volume of relatively homogeneous transactions.

We consider our products and sales transactions to be relatively homogeneous. Many of our games, particularly our EA Sports games are considered franchise titles such as Madden NFL Football, FIFA Soccer and Tiger Woods PGA TOUR

Electronic Arts Inc.

November 7, 2005

Golf, which can be iterated with enhanced features annually. These games have been a significant part of our product offerings for many years and have proven track records. Similarly, our terms of sale are relatively consistent (within geographic markets) among our customers.

•	Describe the terms of your price protection provisions, explain to us how you account for price protection arrangements and reference the guidance that supports your accounting.

Price protection is generally provided by us and used by our customers within nine months of the original date of sale. At each quarter end, we review price protection reserves against distributor and retailer inventory levels of our products in the distribution channel.

The terms of our price protection programs generally require resellers to submit to us a request for credit that includes a summary of inventory on hand as of the effective date of the new price. We review their request for credit, comparing their reported inventory levels with the amounts we have estimated to be on hand for reasonableness. If approved, a credit note is created and is generally applied against outstanding amounts due from the reseller.

We account for our existing and potential price protection programs based on our extensive historical experience in pricing our products during the general lifecycle of a product at the reseller. We reserve for existing price protection programs based on our estimate of the inventory remaining in the distribution channels as of the period end and the amount of price protection offered per unit. In certain countries, our customers have the right to receive price protection if and when we reduce the sales price of our products. In those countries where we have a historical practice of reducing our sales price, we reserve for potential future price protection programs upon the sale of the inventory to the distribution channel and we adjust our reserve at the end of each period based on current inventory levels in the distribution channel, historical sell-through rates and anticipated future price adjustments. In light of the foregoing, and for the same reasons articulated in our discussion of SFAS 48 above, we believe our accounting for price protection is in accordance with paragraph 30 of Statement of Position No. 97-2, Software Revenue Recognition.

In addition, our accounting for price protection is consistent with interpretive guidance related to Statement of Position No. 97-2 published by KPMG LLP, our independent public accountants.

As you requested, we have considered whether EITF Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer, is applicable to the timing of our recognition of reserves related to potential future price protection programs. EITF Issue No. 01-09 requires the recognition of consideration given by a vendor to a customer to be made upon the later of the communication to the customer or the sale of the product. As noted above, in certain countries, our customers have the right to receive price protection

Electronic Arts Inc.

November 7, 2005

if and when we reduce the sales price of our products. Because we have effectively communicated the potential right to receive price protection to our customers through the operating agreements we have entered into, and because we have a historical practice of reducing our sales price in some countries where our customers have this contractual right, we believe that EITF Issue No. 01-09 requires us to defer a portion of revenue upon the sale of our products to those customers with which we have an agreement to provide price protection if and when we reduce the sales price of our products.

•	Quantify the anticipated impact on operations of not accepting any returns of product in the distribution channel at March 31, 2005. Explain to us the contractual basis for non-acceptance of returns.

As noted above, we disclosed in our Form 10-K that we did “not intend to accept sales returns or provide price protection on unsold product in our distribution channels existing as of March 31, 2005 in amounts in excess of our March 31, 2005 allowances” (emphasis added). With respect to substantially all of our customers, we are under no contractual or legal obligation to accept product returns. In addition, while many customers have a right to receive price protection if and when we reduce the price for our products, we are under no obligation to reduce the price. In the ordinary course of business, we regularly receive oral and written requests from our customers to accept product returns. We evaluate these requests on a case-by-case basis, but are under no obligation to grant them. While we are unable to quantify the impact of not reducing the sales price of unsold product (i.e., granting price protection) and of not accepting returns of product units that were in our distribution channel as of March 31, 2005 in excess of our March 31, 2005 allowances, we do not believe our actions have had a material impact on our operations.

Note 18 Quarterly Financial and Market Information (unaudited), page 97

4.	With regards to your footnote (b), tell us the nature of the $15 million in litigation expenses recorded and the $18 million bonus expense reversal in the fourth quarter 2005. Further tell us when the original bonus expense was recorded and why the reversal and timing of the reversal is appropriate.

We respectfully advise the Staff that the $15 million litigation expense, net of tax, recorded in the fourth quarter of fiscal 2005 related to two employment-related class action lawsuits disclosed in Note 9 on pages 83 and 84 of our Form 10-K. We believe the expense and accrual in the fourth quarter were appropriate as we were (i) seeking to settle the lawsuits and (ii) had tentatively reached agreement as to the principle terms of a settlement of one of the lawsuits, Kirschenbaum v. Electronic Arts Inc., prior to the release of our fourth quarter and annual earnings results on May 3, 2005.

We further respectfully advise the Staff that the $18 million bonus expense, net of tax, reversed in the fourth quarter of fiscal 2005 was a direct result of our lower-than-expected fourth quarter financial performance. A significant portion of the payouts made

Electronic Arts Inc.

November 7, 2005

under our bonus plan is based on how well our actual annual financial performance ultimately compares to pre-determined financial targets. The $18 million of bonus expense, net of tax, was recorded throughout the first three quarters of our fiscal year based on our actual financial performance through that period, which was tracking in-line with our annual financial targets. We reversed the $18 million bonus expense, net of tax, in the fourth quarter only after we had concluded that our fiscal year financial performance would not meet our pre-determined targets and, therefore, the amount of bonus that would be paid out under the bonus plan would be lower than we had previously anticipated.

*     *     *

As you requested in your September 29, 2005 comment letter, EA hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings listed above;

•	Staff comments, or changes in disclosure to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	EA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response addresses the Staff’s concerns raised in its September 29, 2005 comment letter. We look forward to discussing any remaining items of concern with the Staff as soon as possible. If you have any questions, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker

Kenneth A. Barker

Chief Accounting Officer

cc:	Warren C. Jenson

Stephen G. Bené, Esq.

Electronic Arts Inc.

Laurie Mullen

KPMG LLP